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                                                                    EXHIBIT (12)


                             CMS ENERGY CORPORATION
                Ratio of Earnings to Fixed Charges and Preferred
                     Securities Dividends and Distributions
                              (Millions of Dollars)


                                                                          Years Ended December 31 -
                                                                   2000     1999     1998     1997    1996
                                                                  -------------------------------------------
                                                                   (b)                (c)
Earnings as defined (a)
Consolidated net income                                            $  36    $ 277    $ 242    $ 244    $ 224
Income taxes                                                          60       64      100      108      137
Exclude equity basis subsidiaries                                   (171)     (84)     (92)     (80)     (85)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $49, $41,
  $29, $13, and $5 million for the years
  ended December 31, 2000, 1999, 1998,
  1997, and 1996, respectively                                       744      588      395      360      313
                                                                  -------------------------------------------

Earnings as defined                                                $ 669    $ 845    $ 645    $ 632    $ 589
                                                                  ===========================================


Fixed charges as defined (a)
Interest on long-term debt                                         $ 591    $ 502    $ 319    $ 273    $ 230
Estimated interest portion of lease rental                             7        7        8        8       10
Other interest charges                                                48       57       48       49       43
Preferred securities dividends and
  distributions                                                      147       96       77       67       54
                                                                  -------------------------------------------
Fixed charges as defined                                           $ 793    $ 662    $ 452    $ 397    $ 337
                                                                  ===========================================

Ratio of earnings to fixed charges and
 preferred securities dividends and distributions                      -     1.28     1.43     1.59     1.75
                                                                  ===========================================

NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 2000, fixed charges exceeded earnings by $124 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang investment. The ratio of earnings to fixed charges and preferred securities dividends and distributions would have been 1.26 excluding this amount.

(c) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.